UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

Commission File Number   001-32661

☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR

For Period Ended: December 31, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________________

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:	_____________________________________________

PART I – REGISTRANT INFORMATION

Raser Technologies, Inc.
Full Name of Registrant

5152 North Edgewood Drive, Suite 200
Address of principal executive office

Provo, UT 84604
City, State and Zip Code

PART II – RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

Raser Technologies, Inc. is filing this Form 12b-25 with respect to its Annual Report on Form 10-K for the period ended December 31, 2010, because it needs additional time to complete the accounting work required for the financial reports to be included and the MD&A discussion based upon such financial reports, and to include all the executive compensation information that otherwise would be included in its proxy statement, which could not be done in a timely manner without unreasonable effort or expense.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Nicholas Goodman	(801)	765-1200
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

We anticipate that the Company will report a net loss of between $99.0 million and $107.3 million for the year ended December 31, 2010 as compared to a net loss of $20.2 million for the year ended December 31, 2009.

The increase in the Company's net loss for the year ended December 31, 2010 was due primarily to a significant increase in expenses as a result of an impairment of our Thermo No. 1 plant that occurred in the second quarter of 2010 totaling $52.2 million.  During the third quarter of 2010 we commenced the solicitation process of the sale of our Thermo No. 1 plant, or an interest therein.  Based on the solicitation process and further evaluation of the performance of the plant, we reduced the value of the Thermo No. 1 plant and expensed an additional $15.7 million of capitalized costs during the fourth quarter of 2010.  We estimate that the fair value of the Thermo No. 1 plant, less selling costs at December 31, 2010, total $14.4 million. We also incurred an impairment charge of other long-lived assets during the fourth quarter of 2010 totaling $2.1 million.  We incurred additional interest expense during the year ended December 31, 2010. This increase is primarily due to our required buy-down and make-whole payment that resulted from being unable to operate the Thermo No. 1 plant at designed capacity by July 9, 2010.  As a result, on July 9, 2010, we paid $27.0 million to the debt holder of the 7.00% senior secured note (non-recourse) to reduce the outstanding principal and interest balance of the note by approximately $20.0 million and to settle the agreed upon make-whole amount of approximately $7.0 million.   Accordingly, the unamortized deferred finance fees associated with the issuance of the 7.00% senior secured note were also expensed proportionately to the decrease in principal balance of the related note totaling $6.1 million.  Gain on derivative decreased $5.9 million for the year ended December 30, 2010 compared to 2009 due primarily to the fair values of our derivative instruments declined at a lower rate than in 2009.  We also incurred a loss on the partial extinguishment of 10.00% unsecured line of credit due to issuing warrants with shares of our common stock to settle the debt totaling $0.9 million.

Our revenues increased $2.0 million to $4.2 million for the year ended December 31, 2010 as compared to $2.2 million for the year ended December 31, 2009.  This increase in revenue is primarily due to operating the Thermo No. 1 plant for the entire calendar year in 2010 as compared to nine months in the prior year and increasing production to 6 MW in 2010.  Total operating expenses for the year ended December 31, 2010 were $23.6 million compared to $27.6 million for the year ended December 31, 2009. Our operating activities were significantly lower during 2009 resulting primarily from decreased staffing levels and decreased use of outside consultants to focus efforts reducing our overall operating expenses. On November 19, 2010, we sold certain of our Transportation and Industrial business segment assets to VIA Motors for $2.5 million in cash, the assumption of certain liabilities totaling $1.0 million and the issuance to us of approximately 39% of the shares of VIA Motors common stock which was diluted to approximately 31% on December 31, 2010.   We have been unable to complete our fair value estimates of the transaction and unable to estimate the gain on the sale of our Transportation and Industrial business segment or our equity method loss relating to our VIA Motors Investment at this time.

Management anticipates that the Auditor’s report on the Company’s financial statements will again express doubt about the Company’s ability to continue as a going concern. The audit report filed with our Form 10-K for the fiscal year ended December 31, 2009 also expressed doubt about the Company’s ability to continue as a going concern.

Raser Technologies, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2011	By:	/s/Nicholas Goodman
Nicholas Goodman
Chief Executive Officer

March 31, 2011

Raser Technologies, Inc.
5152 North Edgewood Drive, Suite 375
Provo, Utah 84604

Gentlemen:

This letter is written in response to the requirement of Rule 12b-25(c) under the Securities Exchange Act of 1934 and in satisfaction of item (c) of Part II of Form 12b-25.

We are the independent auditors of Raser Technologies, Inc. (“Raser”).  We are unable to complete the audit of the financial statements of Raser, and we will be unable to complete the audit by the required filing date of March 31, 2011 without unreasonable effort or expense.

Sincerely,

/s/ Hein & Associates LLP

HEIN & ASSOCIATES LLP
Certified Public Accountants